UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

VIASAT, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92552V100

(CUSIP Number)

Patrice Walch-Watson

Canada Pension Plan Investment Board

CPP Investment Board Private Holdings (4) Inc.

One Queen Street East, Suite 2500

Toronto, Ontario M5C 2W5 Canada

Tel: (416) 868-4075

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

1     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*	The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons CPP Investment Board Private Holdings (4) Inc.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,545,334
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,545,334

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,545,334
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.69%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Calculated based on 127,779,170 shares of Common Stock outstanding as of July 26, 2024, as disclosed by Viasat, Inc. (the “Issuer”) in its Quarterly Report on Form 10-Q (the “Form 10-Q”) filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2024.

1.	Names of Reporting Persons Canada Pension Plan Investment Board
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,545,334
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,545,334

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,545,334
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.69%(1)
14.	Cype of Reporting Person (See Instructions) OO

(1)	Calculated based on 127,779,170 shares of Common Stock outstanding as of July 26, 2024, as disclosed by the Issuer in its Form 10-Q filed with the SEC on August 9, 2024.

This Amendment No. 1 (this “Statement”) amends and supplements the Schedule 13D, originally filed on June 9, 2023, as amended (the “Schedule 13D”). Except as set forth herein, the Schedule 13D remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

Item 2. Identity and Background

Schedule I to the Schedule 13D is hereby amended and replaced in its entirety with Schedule I attached hereto.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended to add the following at the end thereof:

Rule 144 Sale

On August 12, 2024, certain of the Investor Sellers sold an aggregate of 11,245,769 shares of Common Stock in an unregistered block sale transaction pursuant to Rule 144 under the Securities Act of 1933, as amended, at a net price per share of $19.90 (the “Block Sale”). The Reporting Persons sold an aggregate of 2,811,442 shares of Common Stock pursuant to the Block Sale.

The Block Sale was consummated as part of the Reporting Persons normal course evaluation of its investment. The Reporting Persons intend to monitor and evaluate their investment on an ongoing basis and expect regularly to review and consider alternative ways of maximizing their return on such investment. Subject to market conditions, valuations, regulatory approvals and any other approvals, the Reporting Persons may acquire additional securities of the Issuer or dispose of any or all securities of the Issuer in open market transactions, privately negotiated transactions or otherwise.

In exploring ways to maximize the return on its investment, and as part of its ongoing investment activities, the Reporting Persons may engage in discussions with representatives of the Issuer and/or with other holders of the Issuer’s securities and, from time to time, suggest or take a position regarding, or participate in, a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s operations, management, corporate governance, capital structure or its control, strategic alternatives and direction. To facilitate its consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action, before forming any intention to pursue any particular plan or direction.

Each Reporting Person may, at any time, and from time to time, (i) review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of the instructions to Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The information contained in Items 5 (a)-(d) is hereby amended and restated in its entirety.

(a) The responses to Item 7-13 on each of the cover pages of this statement on Schedule 13D are incorporated herein by reference.

(b) After giving effect to closing of the Block Sale, CPPIB-PH(4)I directly holds 8,545,334 shares of Common Stock. CPPIB-PH(4)I is a wholly-owned subsidiary of CPPIB, thus CPPIB is an indirect beneficial owner of such Common Stock owned by CPPIB-PH(4)I.

As a result of the Stockholders Agreement and the Coordination Agreement described in Item 6, the Investor Sellers may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Such “group” would beneficially own an aggregate of 34,181,334 shares of Common Stock, representing 26.75% shares of Common Stock outstanding as of July 26, 2024, based on information provided by the Issuer. The securities reported herein by the Reporting Persons do not include any Common Stock beneficially owned by the other parties to the Stockholders Agreement or the Coordination Agreement not included as Reporting Persons on this Schedule 13D (the “Other Shares” and “Other Parties,” respectively). The Other Parties have been notified that they may need to file separate beneficial ownership reports with the SEC related to their beneficial ownership of the Other Shares and membership in the “group” described herein. Neither the filing of this Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any of Other Shares for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) The information set forth in Item 3 above is incorporated by reference into this Item 5(c).

(d) Pursuant to the Coordination Agreement among CPPIB-PH(4)I, the Reporting Persons and Other Parties, the Reporting Persons collectively sold 11,245,769 shares of Common Stock in the Block Sale for $19.90 per share. The Reporting Persons have not otherwise transacted in the Issuer’s securities within the prior 60 days.

To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 5 of this Statement is herein incorporated to the Schedule 13D.

Item 7. Material to Be Filed as Exhibits

Exhibit F: Power of Attorney for Canada Pension Plan Investment Board

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2024

CPP INVESTMENT BOARD PRIVATE HOLDINGS (4) INC.

By	/s/ Ryan Barry
Name:	Ryan Barry
Title:	Secretary

CANADA PENSION PLAN INVESTMENT BOARD

By:	/s/ Kathryn Daniels
Name:	Kathryn Daniels
Title:	Managing Director, Head of Compliance

Schedule I

Directors and Officers of Canada Pension Plan Investment Board

The name, present principal occupation or employment, business address and citizenship of each of the directors and executive officers of Canada Pension Plan Investment Board  are set forth below.

Directors of Canada Pension Plan Investment Board

Judith Athaide

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Executive, The Cogent Group Inc.

Citizenship: Canada, United Kingdom

Sylvia Chrominska

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Dean Connor

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

William ‘Mark’ Evans

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Ashleigh Everett

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Executive, Royal Canadian Securities Limited

Citizenship: Canada

Tahira Hassan

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada, Pakistan

Nadir Mohamed

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

John Montalbano

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Barry Perry

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Mary Phibbs

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Australia, United Kingdom

Boon Sim

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: United States

Executive Officers of CPPIB

John Graham

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: President and Chief Executive Officer

Citizenship: Canada, United Kingdom

Maximilian Biagosch

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director, Global Head of Real Assets & Head of Europe

Citizenship: Germany

Edwin D. Cass

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Investment Officer

Citizenship: Canada

Andrew Edgell

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Credit Investments

Citizenship: Canada

Kristina Fanjoy

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Financial Officer

Citizenship: Canada, Croatia

Frank Ieraci

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Active Equities and Investment Science

Citizenship: Canada

Manroop Jhooty

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Head of Total Fund Management

Citizenship: Canada

Suyi Kim

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Private Equity

Citizenship: South Korea

Michel Leduc

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Public Affairs and Communications

Citizenship: Canada

Geoffrey Rubin

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & One Fund Strategist

Citizenship: Canada, United States

Priti Singh

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Risk Officer

Citizenship: Canada

Mary Sullivan

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Talent Officer

Citizenship: Canada

Agus Tandiono

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director, Head of Asia Pacific & Active Equities Asia

Citizenship: Indonesia

Heather Tobin

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Capital Markets and Factor Investing

Citizenship: Canada

Patrice Walch-Watson

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director, General Counsel & Corporate Secretary

Citizenship: Canada

Jon Webster

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Operating Officer

Citizenship: United Kingdom

Directors and Officers of CPP Investment Board Private Holdings (4) Inc.

The name, present principal occupation or employment, business address and citizenship of each of the directors and executive officers of CPP Investment Board Private Holdings (4) Inc. are set forth below.

Directors of CPP Investment Board Private Holdings (4) Inc.

Ryan Barry

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Managing Director, Legal, CPPIB

Citizenship: Canada

Christina Fernandez

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Managing Director, Head of Tax and Structure Management, CPPIB

Citizenship: Australia, United Kingdom

Executive Officers of CPP Investment Board Private Holdings (4) Inc.

John Graham

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: President and Chief Executive Officer, CPPIB

Citizenship: Canada, United Kingdom

Ryan Barry

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Managing Director, Legal, CPPIB

Citizenship: Canada

Christina Fernandez

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Managing Director, Head of Tax and Structure Management, CPPIB

Citizenship: Australia, United Kingdom

Brian Savage

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Managing Director, Legal, CPPIB

Citizenship: Canada

Exhibit F

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that the undersigned ("CPPIB") does hereby make, constitute and appoint KATHRYN DANIELS and RYAN BARRY, as its true and lawful attorneys-in-fact (the "Attorneys-In-Fact" and each an "Attorney-In-Fact"), to execute and deliver in its name and on its behalf, any and all filings, be they written or oral, required to be made by CPPIB with respect to securities which may be deemed to be beneficially owned by CPPIB under:

•	Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including those filings required to be submitted on Schedule 13D or Schedule 13G or any amendments thereto ("Exchange Act Filings"),

•	do and perform any and all acts for and on behalf of CPPIB which an Attorney-In-Fact determines may be necessary or desirable to complete and execute any such Exchange Act Filings, and timely file such document with the Securities and Exchange Commission; and

•	take any other action of any type whatsoever in connection with the foregoing which, in the opinion of an Attorney-In-Fact, may be of benefit to, in the best interest of, or legally required by, CPPIB (it being understood that the documents executed by an Attorney-In-Fact on behalf of CPPIB pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such Attorney-In-Fact may approve in the Attorney-In-Fact's sole discretion).

CPPIB hereby grants to each Attorney-In-Fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as CPPIB might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that each Attorney-In-Fact, or each Attorney-In-Fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.

This Power of Attorney shall remain in full force and effect until either revoked in writing by CPPIB or until such time as the person to whom power of attorney has been hereby granted ceases to be an employee of CPPIB.

This ·Power of Attorney may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WH EREOF, the undersigned hereby executes this Power of Attorney effective as of the date set forth below.

CANADA PENSlON PLAN INVESTMENT BOARD

By:	/s/ Patrice Walch-Watson
Name:	Patrice Walch-Watson
Title:	Senior Managing Director, General Counsel & Corporate Secretary
Date:	February 14, 2024